UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                         PRECISION STANDARD, INC.
                             (Name of Issuer)

                      Common Stock, $.0001 par value
                      (Title of Class of Securities)

                                740327 20 0
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
     Tower I, Suite 1000, 1515 Arapahoe Street, Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 31, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

CUSIP No.  740327 20 0

1)   Name of Reporting Person S.S. or I.R.S. Identification No. of Above
     Person

     Matthew L. Gold

2)   Check the Appropriate Box if a Member of a Group

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY

4)   Source of Funds

     OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     US

Number of Shares         7)    Sole Voting Power:       2,262,158
Beneficially Owned       8)    Shared Voting Power:             0
by Each Reporting        9)    Sole Dispositive Power:  2,262,158
Person With             10)    Shared Dispositive Power:        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,262,158

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

13)  Percent of Class Represented by Amount in Row (11)

     53.8%

14)  Type of Reporting Person

     IN


                            AMENDMENT NO. 3 TO
                               SCHEDULE 13D
                              MATTHEW L. GOLD


Item 1    Security and Issuer

          $.0001 par value Common Stock ("the Shares") of Precision Standard, Inc. (the "Company"), 12000 E. 47th Avenue, Suite 400, Denver, Colorado 80239

Item 2    Identity and Background

          (a)  Name:     Matthew L. Gold

          (b)  Business  12000 E. 47th Avenue, Suite 400
               Address:  Denver, Colorado 80239

          (c)  Principal
               Occupation:    President and Director
               Precision Standard, Inc.
               1000 E. 47th Avenue, Suite 400
               Denver, Colorado 80239

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          Securities acquired July 31, 1998 represent options to purchase Shares. The Compensation Committee of the Board of Directors of the Company granted Mr. Gold ten year fully vested options to purchase 100,000 Shares at an exercise price of $3.4278 per share. Additionally, the Committee granted to him ten year options to purchase 250,000 Shares at the same exercise price, but which will only vest and become exercisable on July 1, 1999 if certain performance goals are met by the Company.

Item 4.   Purpose of Transaction

          The options were granted to Mr. Gold as part of his total compensation package for services as President of the Company.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 2,262,158 Shares of Common Stock (53.8%) beneficially owned (based on the 3,977,596 Shares reported to be outstanding on November 9, 1998 in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998), which includes options to purchase 230,000 Shares exercisable within 60 days of November 9, 1998. Does not include options to purchase 250,000 Shares subject to vesting. See Item 4.

          (b) Number of Shares as to which there is sole power to vote - 2,262,158; shared power to direct the vote - 0; sole power to direct the disposition - 2,262,158; shared power to direct the disposition - 0.

          (c) December 14, 1998: transfer of 22,000 Shares to Emory University as a gift.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.
                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 1999             /s/Matthew L. Gold
                                   Matthew L. Gold